

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-Mail
James L. Orsini
Chief Executive Officer
Single Touch Systems Inc.
100 Town Square Place, Suite 204
Jersey City, NJ 07310

>   **Re: Single Touch Systems Inc.**
>   **Post-Effective Amendment No. 3 to Form S-1**
>   **Filed February 6, 2013**
>   **File No. 333-170593**

Dear Mr. Orsini:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   In our letter dated June 29, 2011 for your Form S-1 filed June 24, 2011, we issued a comment indicating that where other registered shelf distributions of your securities are currently being conducted, you should concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted. Other registered shelf distributions of your securities are currently being conducted, including Forms S-1, file numbers 333-186483 and 333-186490, and Post-Effective Amendments to Form S-1, file numbers 333-172844 and 333-175119. Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted or advise us why you concluded that such disclosure is not necessary or appropriate. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

2.   Please revise the cover page to specify the number of outstanding shares offered for resale and the number of shares underlying warrants to be offered for resale.

3.   In the footnotes to the table on page 37, you indicate that, "[c]ertain of the offered shares have already been sold hereunder." If the number of shares currently offered in this distribution differs materially from the number of common stock indicated on your cover page, please revise the cover page to indicate the current number of shares currently being offered.

Financial Statements, page F-1

4.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Part II

Item 16. Exhibits and Financial Statement Schedules, page 49

5.   Although you filed a legal opinion with your original Form S-1, it appears that additional common stock has been issued and reserved for various purposes, following the opinion date. Given this, please provide us with your analysis as to why you have not provided a new legal opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3462 with any questions.

            Sincerely,

            /s/ Mark P. Shuman

            Mark P. Shuman
            Branch Chief-Legal

cc (by e-mail):   Hayden Trubitt, Esq.
         Stradling Yocca Carlson & Rauth